SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For October 8, 2003



                                 CNOOC Limited
                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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       (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F  X                Form 40-F
                           ---------                   ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                         No         X
                           ---------                   ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

PRESS RELEASE

         CNOOC Limited Gets New Production Through Oilfield PY 4-2/5-1

(Hong Kong, October 8, 2003) - CNOOC Limited (the "Company", NYSE: CEO; SEHK:
883) announced today that the Company and its partners have started commercial production from two oilfields, PY 4-2/5-1, in the Eastern South China Sea. The fields have a peak production capacity of 60,000 barrels of oil per day and are expected to ramp up to that level during the third quarter of 2004.

Oilfields PY 4-2/5-1 are located in Block 15/34 of the Pearl River Mouth Basin, approximately 200 kilometers south of Hong Kong with water depth of about 100 meters. The fields currently include two platforms and a Floating Production, Storage and Offloading vessel (FPSO).

Mr. Zhou Shouwei, President of the Company said, "I'm delighted to see the successful start-up of these two fields on time. Our successful partnership and development activities continue to add fuel to the Company's growth engine."

The Company has a 51% working interests in the two fields. The two partners, Devon Energy China, Ltd. (acts as the operator) and Burlington Resources China Limited, share the remaining 49% working interests equally.

End


Notes to Editors:

     CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2002, its net proved reserves were 2.0 billion barrels-of-oil equivalents and its net production averaged 352,780 BOE per day for the first half of 2003.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas offshore China: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 2,047 employees. The Company has become the largest offshore producer in Indonesia after the acquisition of Indonesian assets.


     CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***
This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel: +86 10 8452 1646
Fax: +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn
        -------------------

Ms Anne Lui/Ms. Maggie Chan/Ms. Carol Chan
Ketchum Newscan Public Relations
Tel: 852-3141-8016/ 852-3141-8063/3141-8091
Fax: 852-2510-8199
E-mail: anne.lui@knprhk.com
        -------------------
        carol.chan@knprhk.com
        ---------------------
        maggie.chan@knprhk.com
        ----------------------

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.


                                          CNOOC Limited


                                          By:  /s/ Cao Yunshi
                                               -----------------------------
                                                Name:  Cao Yunshi
                                                Title: Company Secretary


Dated: October 8, 2003